UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RINKER GROUP LIMITED
ABN 53 003 433 118
______________________________________________________________________________________________________________________
(Name of Subject Company (Issuer))

CEMEX Australia Pty Ltd
(ACN 122 401 405)
CEMEX, S.A.B. de C.V.
______________________________________________________________________________________________________________________
(Name of Filing Persons (identifying status as offeror))

Ordinary shares,
American Depositary Shares, each representing the right to receive five Ordinary Shares
______________________________________________________________________________________________________________________
(Title of Class of Securities)

Ordinary Shares, ISIN AU000000RIN3
American Depositary Shares, CUSIP 76687M101, ISIN US76687M1018
______________________________________________________________________________________________________________________
(CUSIP Number of Class of Securities)

Mr. Ramiro G. Villarreal Morales
General Counsel
Av. Ricardo Margain Zozaya #325,
Colonia Valle del Campestre,
Garza Garcia, Nuevo Leon, Mexico 66265
+52 81 8888 8888
______________________________________________________________________________________________________________________
(Name, address and telephone number of
person authorized to receive notices and communications on behalf of filing person)

With a copy to:
Richard Hall
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

______________________________________________________________________________________________________________________

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N.A.
Form or Registration No.: N.A
Filing Party: N.A.
Date Filed: N.A.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

Item 12.  Exhibits.

Exhibit	Description
(a)(5)(A)	Press release issued by CEMEX, S.A.B. de C.V., dated October 27, 2006.
(a)(5)(B)	Presentation, dated October 27, 2006.

Item 14. Exhibit Index.

Exhibit	Description
(a)(5)(A)	Press release issued by CEMEX, S.A.B. de C.V., dated October 27, 2006.
(a)(5)(B)	Presentation, dated October 27, 2006.